EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of 4Licensing Corporation (the "Company") (formerly known as 4Kids Entertainment, Inc.) on Form S-8 to be filed on or about March 7, 2013 of our report dated March 22,2012, on our audits of the consolidated financial statements as of December 31, 2011 and 2010 and for each of  the years in the three-year period ended December 31, 2011, which report was included in the Annual Report on Form 10-K filed March 23, 2012. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

New York, New York
March 7, 2013